Contact:
                                              Patriot National Bank
                                              900 Bedford Street
                                              Stamford, CT 06901
                                              Charles F. Howell, President & CEO
                                              Robert F. O'Connell
                                              SEVP & CFO
                                              (203) 324-7500



For immediate release



PATRIOT NATIONAL BANCORP, INC. REPORTS REVENUE INCREASE.

     STAMFORD, CT OCTOBER 28, 2003. Patriot National Bancorp, Inc. (parent company of Patriot National Bank) reported higher revenues for the quarter ended September 30, 2003. Net interest income was $2.5 million representing an increase of 17.8% from the same period last year and an increase of 12.9% from the quarter ended June 30, 2003. The higher revenue was offset by increased operating costs of 11.2% in the quarter ended September 30, 2003 compared to the same quarter last year. The higher costs were primarily related to the Bank's branch expansion program. Net income for the quarter was $316,000 ($0.13 diluted income per share) compared to $338,000 ($0.14 diluted income per share) for the same period last year. For the nine months ended September 30, 2003 net income was $1.0 million representing an increase of 25.0% over the same period last year.

     Total loans increased 13.0% during the quarter ended September 30, 2003 to end the quarter at $207.6 million. Deposits at September 30, 2003 were $265.8 million which represents an increase of 7.0% from the end of the previous quarter. Total assets at September 30, 2003 were $318.2 million, representing an increase of $16.1 million, or 5.3%, from the end of the prior quarter. Mr. Charles F. Howell, President and Chief Executive Officer of Patriot National Bank, attributed the strong growth in the balance sheet to the continued expansion of both commercial and consumer banking relationships.

     Mr. Howell stated that the strength of the local real estate market contributed to the exceptional growth in quality loans during the most recent quarter. The growth in loans and core deposits, together with a re-positioning of the investment portfolio, resulted in the favorable revenue trend. Patriot plans to open a branch in Wilton, CT at the beginning of November which will be the Bank's third new branch location this year.

     Patriot National Bank is headquartered in Stamford, CT and has full service branches in Stamford, Greenwich, Old Greenwich and Norwalk.